FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 30, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 30, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer provides an update on its Katanga Iron Project in South-Central, Peru where surficial continuous chip sampling has returned very positive 57.7% to 65.5% iron over significant intervals.  The Issuer is currently examining the feasibility of exploiting this premium project through the production of an iron concentrate.

The Issuer has also granted 600,000 incentive stock options.

Item 5.	Full Description of Material Change

The Issuer updates its Katanga Iron Project in South-Central Peru, where surficial continuous chip sampling has returned a very positive 57.7% to 65.5% iron over significant intervals.  The Issuer is currently examining the feasibility of exploiting this premium project through the production of an iron concentrate.

Geological mapping has identified three zones of massive iron-oxide mineralization, referred to as the West, East and South Zones.  The largest exposed body, the West Zone, is 540 metres (1,771 feet) long by 235 metres (770 feet) wide and approximately 100 metres (328 feet) thick.  The East Zone is 450 metres (1,476 feet) long by 110 metres (360 feet) wide and has a minimum true thickness of 20 metres (66 feet).  Finally, the smallest of the bodies, the South Zone, is poorly exposed over approximately 250 metres (820 feet) strike length and 50 metres (164 feet) width with a maximum thickness of 20 metres (66 feet).

A 3D magnetic survey of the property suggests that mineralization remains open, and therefore the Issuer believes that there is an excellent possibility of discovering additional massive magnetite mineralization.

Four continuous chip samples returned the following assay values:

Zone	Width m (ft)	Fe (%)	TiO2 (%)	SiO2 (%)	MgO (%)	S (%)	MnO (%)	P2O5 (%)
East	47 m (154 ft)	57.7	0.22	9.72	0.17	0.03	0.18	0.22
East	118 m (387 ft)	63.23	0.21	4.35	0.02	0.08	0.12	0.27
West	233 m (764 ft)	65.56	0.09	3.09	0.26	0.04	0.18	0.27
West	165 m (541 ft)	65.53	0.11	3.12	0.27	0.09	0.21	0.18

The Issuer is presently obtaining quotations for contract mining and combined truck and rail transportation availability and capacity to the port of Matarani, which is located approximately 650 kilometres to the west of the project area.

The Issuer has the option to acquire a 100% interest in the Katanga Iron Project by making aggregate payments of USD 1,850,000 to the Peruvian property owners by June 30, 2008.

Other Iron Properties

The Issuer is looking forward to proceeding with the next phase of the Iron Sands project if the upcoming sample tests are as encouraging as the last (see NR06-19 - October 12, 2006 for details).

Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Katanga project was designed and is supervised by Gary D. Belik, P.Geo, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Stock Options

The Issuer has, pursuant to its 2004 Incentive Stock Option Plan, granted incentive stock options to directors, officers, employees and consultants of the Issuer, to purchase up to an aggregate 600,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before November 29, 2008 at a price of $2.00 per share.

For further details on the Issuer readers are referred to the Issuer’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for a significant mine life, the potential for production and sale of an iron concentrate, the possibility of concluding an arrangement with third party purchasers of iron concentrates, the possibility of making a decision to produce materials from the Issuer’s iron ore projects, business and financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to produce a saleable iron concentrate economically, or at all, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to utilize any of the existing infrastructure as part of any production and/or shipping scenario, and the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies, including the mining, processing and shipping of an iron concentrate from its Katanga project.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This Material Change Report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

December 6, 2006